Exhibit 99.1

TSX: CCO	website: cameco.com

NYSE: CCJ	currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports third quarter earnings
•	production rises 17% year to date, average unit cost of production decreases 13%

•	2010 uranium production forecast increases to 22 million pounds

•	Cigar Lake on track

•	McArthur River and Key Lake sign four-year collective agreement
Saskatoon, Saskatchewan, Canada, November 8, 2010
Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the three and nine months ended September 30, 2010.
“This year’s operational success has continued into the third quarter,” said Cameco CEO Jerry Grandey. “Production volumes are 17% higher than in 2009, while production costs are lower. Our $US realized prices have also risen, illustrating the strength of our contract portfolio.
“As we advised earlier this year, revenues were lower in the third quarter due to the timing of uranium deliveries. We expect about one third of our uranium sales will be delivered in the fourth quarter.
“We are on track to double our annual uranium production from existing assets by 2018. Our growth strategy is in place to ensure we remain among the world’s leading uranium suppliers to those who choose to use safe, clean and reliable nuclear power.”

	Three months ended			Nine months ended
Highlights	September 30			September 30
($ millions except per share amounts)	2010	2009	change	2010	2009	change

Revenue	419	518	(19)%	1,450	1,656	(12)%

Net earnings	98	172	(43)%	308	501	(39)%

$ per common share (basic)	0.25	0.44	(43)%	0.78	1.30	(40)%

$ per common share (diluted)	0.25	0.44	(43)%	0.78	1.29	(40)%

Adjusted net earnings (non-GAAP, see page 3)	80	94	(15)%	305	358	(15)%

$ per common share (adjusted and diluted)	0.20	0.24	(17)%	0.77	0.92	(16)%

Cash provided by operations (after working capital changes)	(18)	175	(110)%	387	502	(23)%

Third quarter
Net earnings this quarter were $98 million ($0.25 per share diluted) compared to $172 million ($0.44 per share diluted) in the third quarter of 2009. In addition to the items noted below, our net earnings were impacted by a stronger Canadian dollar. Our after-tax unrealized mark-to-market gains on financial instruments were $29 million compared to $94 million in the third quarter of 2009.
On an adjusted basis, our earnings this quarter were $80 million ($0.20 per share diluted) compared to $94 million ($0.24 per share diluted) (non-GAAP, see page 3) in the third quarter of 2009. The decline was due to:
•	lower profits from our electricity businesses due to lower realized prices and higher costs
•	higher exploration expenditures
Partially offset by:
•	higher profits from our uranium business due to lower costs and higher $Cdn realized selling prices
•	higher profits from our fuel services business due to higher sales volumes and lower costs
See Financial results by segment for more detailed discussion.
First nine months
Net earnings in the first nine months of the year were $308 million ($0.78 per share diluted) compared to $501 million ($1.29 per share diluted) in the first nine months of 2009. In addition to the items noted below, our net earnings were impacted by lower after-tax unrealized mark-to-market gains on financial instruments, $16 million compared to $147 million in 2009. While the Canadian dollar strengthened slightly in the first nine months of 2010, it strengthened to a much greater extent in the same period of 2009.
On an adjusted basis, our earnings for the first nine months of this year were $305 million ($0.77 per share diluted) compared to $358 million ($0.92 per share diluted) (non-GAAP, see page 3). The decline was due to:
•	lower earnings from our uranium business due to lower sales volumes and lower $Cdn realized prices. Despite an 11% increase in our $US realized uranium prices, the stronger Canadian dollar year-over-year led to a 4% decline in $Cdn realized prices. Our exchange rate averaged $1.06 compared to $1.23 a year ago.
•	lower profits in our electricity business due to lower realized prices
•	higher exploration expenditures, particularly in Australia and Kazakhstan
Partially offset by:
•	higher profits from our fuel services business due to higher sales volumes and lower costs
See Financial results by segment for more detailed discussion.
At the end of 2009, we sold all of our shares of Centerra Gold Inc. (Centerra). For comparison purposes, we have recast our consolidated financial results for the three and nine months ending September 30, 2009, to show the impact of Centerra as a discontinued operation, which is required under Canadian GAAP. The change affected a number of financial measures, including revenue, gross profit, administration costs and income tax expense. See note 12 to the financial statements for more information.

You can find a copy of our unaudited third quarter financial statements and management’s discussion and analysis on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Outlook for 2010
We have summarized our 2010 consolidated outlook in the 2010 Outlook table in our third quarter MD&A. Some of the items in the table have changed from the outlook in our second quarter MD&A. We explain the material changes below. Please see our third quarter MD&A for more details.
We expect uranium production to be 22 million pounds this year, compared to our previous estimate of 21.5 million pounds, with increased production at Rabbit Lake and Inkai. See Operations and development project updates for details.
We expect capital expenditures to be about $475 million in 2010, compared to our previous estimate of $510 million due to changes in the scheduling of some projects (this amount does not include our share of Bruce Power Limited Partnership’s (BPLP) capital expenditures). We do not expect this reduction in capital expenditures in 2010 will impact our plans to double annual uranium production by 2018.
Sensitivity analysis
For the rest of 2010:
•	a change of $5 (US) from the Ux spot price on November 1, 2010 ($53.50 (US) per pound) would change revenue by $13 million and net earnings by $10 million
•	a change of $1 in the electricity spot price would change our 2010 net earnings by $1 million, based on the assumption that the spot price will remain below the floor price provided for under BPLP’s agreement with the Ontario Power Authority (OPA)
Non-GAAP measures
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our GAAP-based net earnings adjusted for earnings from discontinued operations and unrealized mark-to-market gains and losses on our financial instruments, which we believe do not reflect underlying performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to GAAP. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2010	2009	2010	2009

Net earnings (GAAP measure)	98	172	308	501

Adjustments (after tax)

Losses from discontinued operations	—	23	—	42

Unrealized losses (gains) on financial instruments	(18)	(101)	(3)	(185)

Adjusted net earnings (non-GAAP measure)	80	94	305	358

Financial results by segment
Uranium

	Three months ended			Nine months ended
	September 30			September 30
Highlights	2010	2009	change	2010	2009	change

Production volume (million lbs)	5.6	5.6	—	16.5	14.1	17%

Sales volume (million lbs)	5.6	8.3	(33)%	20.5	23.9	(14)%

Average spot price ($US/lb)	45.83	45.29	1%	43.01	46.10	(7)%
Average realized price
($US/lb)	40.63	34.24	19%	41.46	37.26	11%
($Cdn/lb)	43.01	39.18	10%	43.90	45.80	(4)%

Average unit cost of sales ($Cdn/lb U3O8) (including DDR)	24.36	30.67	(21)%	27.74	30.72	(10)%

Revenue ($ millions)	244	329	(26)%	912	1,108	(18)%

Gross profit ($ millions)	101	69	46%	322	356	(10)%

Gross profit (%)	41	21	95%	35	32	9%

Third quarter
Production volumes this quarter were the same as in the third quarter of 2009. See Operations and development project updates for more information.
Uranium revenues this quarter were down 26% compared to 2009, due to a 33% decrease in sales volumes. Our realized prices this quarter were higher than the third quarter of 2009, mainly due to higher prices under fixed-price sales contracts.
Total cash cost of sales (excluding DDR) decreased by 53% this quarter, to $100 million ($17.55 per pound U3O8). This was mainly the result of the following:
•	the 33% decline in sales volume
•	average unit costs for produced uranium were 31% lower
•	average unit costs for purchased uranium were 29% lower due to fewer purchases at spot prices
•	royalty charges were lower due to lower deliveries of produced material
The net effect was a $32 million increase in gross profit for the quarter.
Our average unit cost of sales for uranium was much lower in the third quarter than in the first six months of 2010. We expect that the average unit cost will rise in the fourth quarter due to receipt of additional purchased material. Our average unit cost reflects purchases once the material is received. We calculate our total cost of sales based on the average cost of all sources of uranium.

First nine months
Production volumes for the first nine months of the year were 17% higher than in the previous year due to higher production at almost all our sites. See Operations and development project updates for more information.
For the first nine months of 2010, uranium revenues were down 18% compared to 2009, due to a 14% decline in sales volumes and a 4% decrease in our $Cdn realized price. Our exchange rate averaged $1.06 compared to $1.23 a year ago. In $US, our realized price was 11% higher than in 2009 mainly due to the mix of contracts into which we delivered uranium. So far this year, deliveries have been more heavily weighted toward market related contracts, which yielded higher prices than our fixed price contracts.
Total cash cost of sales (excluding DDR) decreased by 27% in the first nine months of the year, to $466 million ($22.45 per pound U3O8). This was mainly the result of the following:
•	average unit costs for produced uranium were 13% lower due to higher production levels
•	average unit costs for purchased uranium were 19% lower due to fewer purchases at spot prices
•	sales volumes were 14% lower
•	lower royalty charges
The net effect was a $34 million decrease in gross profit for the first nine months.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Three months ended	($Cdn/lb U3O8)			(million lbs)
September 30	2010	2009	change	2010	2009	change

Produced	17.85	25.85	(8.00)	3.5	6.2	(2.7)

Purchased	17.05	23.87	(6.82)	2.1	2.1	—

Total	17.55	25.36	(7.81)	5.6	8.3	(2.7)

Nine months ended
September 30	2010	2009	change	2010	2009	change

Produced	22.54	25.84	(3.30)	14.5	15.8	(1.3)

Purchased	22.22	27.50	(5.28)	6.0	8.1	(2.1)

Total	22.45	26.39	(3.94)	20.5	23.9	(3.4)

Please see our third quarter MD&A for updates to our uranium price sensitivity analysis and annual production forecast to 2014.

Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended			Nine months ended
	September 30			September 30
Highlights	2010	2009	change	2010	2009	change

Production volume (million kgU)	2.3	4.1	(44)%	11.7	8.4	39%

Sales volume (million kgU)	3.9	2.8	39%	10.7	8.9	20%

Realized price ($Cdn/kgU)	16.32	16.82	(3)%	18.19	19.85	(8)%

Average unit cost of sales ($Cdn/kgU) (including DDR)	13.84	15.43	(10)%	13.70	15.86	(14)%

Revenue ($ millions)	69	50	38%	208	186	12%

Gross profit ($ millions)	9	4	125%	49	36	36%

Gross profit (%)	13	7	86%	24	20	20%

Third quarter
Total revenue increased by 38% due to a 39% increase in sales volumes.
Our $Cdn realized price for UF6 was affected by a less favourable exchange rate — our exchange rate averaged $1.06 in the third quarter compared to $1.14 in 2009.
The total cost of products and services sold (including DDR) increased by 28% ($60 million compared to $47 million in the third quarter of 2009) due to the increase in sales volume. The average unit cost of sales was 10% lower due largely to lower costs for purchased material.
The net effect was a $5 million increase in gross profit.
First nine months
In the first nine months of the year, total revenue increased by 12% due to a 20% increase in sales volumes.
Our $Cdn realized price for UF6 was affected by a less favourable exchange rate — our exchange rate averaged $1.06 compared to $1.23 last year at this time.
The total cost of products and services sold (including DDR) increased by 7% ($159 million compared to $149 million in 2009) as the impact of the increase in sales volume was largely offset by a lower cost per unit sold. The average unit cost of sales was 14% lower as we allocated costs related to the UF6 plant to inventory during the first nine months of this year. In 2009, we expensed the majority of these costs, due to the plant having been shut down throughout most of the first half.
The net effect was a $13 million increase in gross profit.

Electricity
Third quarter
Total electricity revenue decreased 21% this quarter compared to the third quarter of 2009 as higher output was more than offset by lower realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $41 million this quarter under its agreement with the OPA, compared to $205 million in the third quarter of 2009. The equivalent of about 46% of BPLP’s output was sold under financial contracts this quarter, compared to 51% in the third quarter of 2009.
The capacity factor was 88% this quarter, up from 86% in the third quarter of 2009 due to fewer planned and unplanned outage days. Operating costs were $224 million compared to $210 million in 2009.
The result was a 53% decrease in our share of earnings before taxes.
BPLP distributed $100 million to the partners in the third quarter. Our share was $32 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
First nine months
Total electricity revenue for the first nine months of the year decreased 8% compared to 2009, as higher output was more than offset by lower realized prices. BPLP recognized revenue of $224 million under its agreement with the OPA in the first nine months of 2010, compared to $377 million for the same period in 2009. The equivalent of about 41% of BPLP’s output was sold under financial contracts in the first nine months of this year, compared to 58% in 2009.
The capacity factor was 90% for the first nine months of this year, up from 86% in 2009 due to fewer planned and unplanned outage days. Operating costs were $709 million compared to $687 million in 2009.
The result was a 29% decrease in our share of earnings before taxes.
BPLP distributed $405 million to the partners in the nine months of this year. Our share was $128 million.
Operations and development project updates
Uranium production — overview

	Three months ended			Nine months ended
Cameco’s share	September 30			September 30
(million lbs U3O8)	2010	2009	change	2010	2009	change

McArthur River/Key Lake	3.7	3.8	(3)%	9.9	9.3	6%

Rabbit Lake	0.5	0.9	(44)%	2.5	2.4	4%

Smith Ranch-Highland	0.4	0.4	—	1.4	1.3	8%

Crow Butte	0.2	0.2	—	0.6	0.6	—

Inkai	0.8	0.3	167%	2.1	0.5	320%

Total	5.6	5.6	—	16.5	14.1	17%

Production this quarter was the same as in the third quarter of 2009 and 17% higher for the first nine months of the year.
McArthur River/Key Lake
Production increased for the first nine months of the year largely as a result of a shorter maintenance shut-down and improved startup at the Key Lake mill in the second quarter compared to 2009 and strong ore supply from McArthur River. We are beginning to see the benefits from our focus on reliability and maintenance over the last few years.
At Key Lake, the mill continues to operate well.
Construction is on schedule for the acid and oxygen plants. We finished installing structural steel and plan to winterize the buildings in the fourth quarter. We installed all major equipment in the acid plant and are in the process of installing mechanical piping.
We received regulatory approval for development of a second raisebore chamber in zone 2, panel 5 and an extraction chamber in the lower mining area of zone 4. We continue to expect first production from the lower mining area of zone 4 in 2010.
As announced on November 1, 2010, unionized employees at McArthur River and Key Lake agreed to a new four-year collective agreement that expires on December 31, 2013. The new contract includes a 14.75% wage increase over the term of the agreement.
Rabbit Lake
Production this quarter was 44% below the same quarter in 2009. As planned, the mill operated for a shorter period than in the third quarter of 2009 resulting in lower production. Production in the first nine months was slightly higher than last year. We expect to see large variations in mill production from quarter to quarter as we manage ore supply to ensure efficient operation of the mill. We expect production for the year will be 3.7 million pounds, compared to our previous estimate of 3.6 million pounds.
We completed the scheduled mill maintenance shutdown this quarter, and the mill returned to normal operations on September 1, 2010. We repaired and replaced equipment and infrastructure throughout the mill. At the Eagle Point mine, we installed and commissioned a new exhaust air raise, which will support future activities in the northern part of the mine.
Inkai
Completion of the processing facilities and a stable acid supply resulted in higher production for both the quarter and first nine months of the year compared to the same periods in 2009.
We have increased our 2010 production forecast to 2.7 million pounds, from our previous estimate of 2.3 million pounds. The increase reflects strong wellfield performance in the first nine months of the year and 2009 uranium inventories at Inkai being processed this year.
In mid-June Inkai received approval in principle to increase annual production from blocks 1 and 2 to 3.9 million pounds U3O8 (100% basis), which is in line with Inkai’s production target for 2010. An amendment to the subsoil use contract to implement this is progressing through the Kazakh government approval process.
We continue to work with Kazatomprom to evaluate opportunities aimed at cooperating on UF6 conversion.

Cigar Lake
This quarter we:
•	substantially completed clean up, inspection, assessment and securing of the underground development areas
•	completed freeze drilling and outfitting of the freeze holes at shaft 2, as part of our preparations to resume shaft sinking
•	progressed remediation of the underground brine handling system to support freezing of the orebody and shaft 2
•	increased pumping capacity to 2,500 m3/hr
•	began backfilling of the 465 metre level
Our activities for the remainder of 2010 will focus on carrying out our plans and implementing the strategies we have identified to move Cigar Lake towards production. Our plans include:
•	continuing to restore the underground mine systems, infrastructure and underground development areas so we can resume construction
•	working to obtain regulatory approval of the environmental assessment that will allow the release of treated water directly to Seru Bay of Waterbury Lake
•	beginning to freeze the ground around shaft 2 in preparation to resume shaft sinking
•	implementing a surface freeze strategy we expect will shorten the ramp up period for the project by bringing forward uranium production (up to 10 million pounds) into the early years and improve mining costs and project economics
•	continuing the surface drilling program designed to upgrade mineral resources
We continue to target initial production in mid-2013.
Cigar Lake is a key part of our plan to double annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.
Fuel services
Fuel services production totalled 2.3 million kgU this quarter, compared to 4.1 million kgU in the third quarter of 2009. Lower production was primarily due to the planned annual maintenance shutdown of the Port Hope UF6 plant, which operated throughout the third quarter of 2009.
Production for the first nine months of the year was 11.7 million kgU compared to 8.4 million kgU in the first nine months of 2009. Higher production is largely due to the routine operation of the Port Hope UF6 plant, which did not operate for most of the first half of 2009.
Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) was prepared under the supervision of the following individuals who are qualified persons for the purposes of NI 43-101.
McArthur River/Key Lake
•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco
•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Charles Foldenauer, general manager operations and development, Inkai
Cigar Lake
•	Grant Goddard, vice-president, Saskatchewan mining north, Cameco

About forward-looking information
This document includes statements and information about our expectations for the future.
When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).
•	It represents our current views, and can change significantly.
•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.
•	Actual results and events may be significantly different from what we currently expect due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form and our annual, first, second and third quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Examples of forward-looking information in this document
•	our expectation that about one third of our uranium sales will be delivered in the fourth quarter
•	our forecast that we are on track to double annual uranium production from existing assets by 2018
•	our 2010 uranium production forecast of 22 million pounds and our forecasts of increased 2010 production at Rabbit Lake and Inkai
•	our expectation that our plans to double annual uranium production by 2018 will not be impacted by reduction in our 2010 planned capital expenditures
•	our expectation that unit costs will rise in the fourth quarter due to the receipt of additional purchased material
•	our mid-2013 target for initial production from Cigar Lake and our 2010 Cigar Lake plans
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates
•	production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms
•	our estimates of production, purchases, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate
•	we are unable to enforce our legal rights, or are subject to litigation or arbitration that has an adverse outcome
•	there are defects in title to our properties
•	our reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions
•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays in Australia, Canada, Kazakhstan or the US
•	we cannot obtain or maintain necessary permits or approvals from government authorities
•	we are affected by political risks in a developing country where we operate
•	we are affected by terrorism, sabotage, blockades, accident or a deterioration in political support for, or demand for, nuclear energy
•	there are changes to government regulations or policies, including tax and trade laws and policies
•	our suppliers of purchased uranium and conversion fail to fulfil contract delivery commitments
•	delay or lack of success in remediating and developing Cigar Lake
•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes
•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour relations issues, strikes or lockouts, underground floods, pitwall failure, cave-ins and other developments and operating risks

Material assumptions
•	sales and purchase volumes and prices for uranium, fuel services and electricity
•	expected production costs
•	expected spot prices and realized prices for uranium
•	tax rates, foreign currency exchange rates and interest rates
•	decommissioning and reclamation expenses
•	reserve and resource estimates
•	the geological, hydrological and other conditions at our mines, including the accuracy of our expectations about the condition of underground workings at Cigar Lake
•	our Cigar Lake remediation and development plans succeed
•	our ability to continue to supply our products and services in the expected quantities and at the expected times
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals in Australia, Canada, Kazakhstan and the US

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, labour relations issues, underground floods or other development or operating risks

Conference call
We invite you to join our third quarter conference call on Monday, November 8, 2010 at 11:00 a.m. Eastern.
The call will be open to all investors and the media. To join the conference call, please dial (800) 769-8320 or (416) 695-6616 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and
•	on post view until midnight, Eastern, December 8, 2010 by calling (800) 408-3053 or (416) 695-5800 (Canada and US) (Passcode 8556617 #).
Additional information
A full copy of our 2010 third quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information, including our annual information form and annual MD&A, is available on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316